Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Rogers Communications Inc. (“RCI”)

The principal office of RCI is located at:

333 Bloor Street East

Toronto, Ontario

M4W 1G9

Item 2	Date of Material Change

February 14, 2013

Item 3	News Release

A news release was issued through CNW Group on February 14, 2013.

Item 4	Summary of Material Change

Rogers Communications announced that the company’s President and Chief Executive Officer, Nadir Mohamed, has decided to retire in January 2014. Mr. Mohamed has agreed to work with the board to ensure a seamless and orderly transition and to continue to lead the company in 2013.

Item 5.1	Full Description of Material Change

See the press release attached hereto as Schedule A for a full description of the material change.

Item 5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information please contact David Miller, Senior Vice-President, General Counsel, at (416) 935-3546.

Item 9	Date of Report

February 15, 2013

ROGERS PRESIDENT AND CEO TO RETIRE IN JANUARY 2014

Toronto, ON (February 14, 2013) – Rogers Communications announced today that the company’s President and Chief Executive Officer, Nadir Mohamed, has decided to retire in January 2014. Mr. Mohamed has agreed to work with the board to ensure a seamless and orderly transition and to continue to lead the company in 2013.

“Nadir is a highly regarded executive who has delivered strong results and substantial value for more than a decade,” said Alan Horn, Chairman of the Board, Rogers Communications Inc. “Thanks to his disciplined and strategic management approach we’ve strengthened our core business, solidified our financial position and set Rogers up for long-term success. The board is grateful for his significant contributions and looks forward to working with him to ensure a seamless and orderly transition.”

Rogers Board of Directors will appoint a search committee and select a search firm to begin an international search. Edward Rogers will not put his name forward as a candidate and neither will Melinda Rogers and they will both be involved in the search process. Mr. Mohamed will also be engaged in the selection process.

Mr. Mohamed began his communications career more than 30 years ago and joined Rogers in August 2000. He was President and CEO of Rogers Wireless from 2001 to 2005 and was appointed President and COO of Rogers Communications Group in 2005. Mr. Mohamed was appointed President and Chief Executive Officer in March 2009 succeeding the late company founder Ted Rogers.

“It’s truly a privilege to work with the Rogers family, the board, the leadership team and our employees to deliver for customers and shareholders and to set the foundation for the future,” said Nadir Mohamed, President and Chief Executive Officer. “The Company has a seasoned executive team, the best asset mix in North America, the most advanced networks and the best platform to lead and drive the next wave of growth. The company’s in great shape and it’s time to start the transition to the next generation of leadership. Over the next year I look forward to delivering strong results and to ensuring a seamless transition.”

Since Mohamed became CEO in March 2009 the company has delivered a total shareholder return of 81%. During his tenure the company became the largest wireless carrier in Canada; consistently delivered best in class Wireless and Cable margins; significantly strengthened the balance sheet; consistently delivered first-to-market solutions; and set the foundation for future growth.

“Nadir skillfully led the company during an extraordinary time of change in our history and the history of our industry,” said Edward Rogers, Deputy Chairman and Chair of the Rogers Control Trust. “On behalf of the company I thank Nadir for his ongoing leadership and for strengthening the company both operationally and financially.”

About the Company:

Rogers Communications is a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Wireless, Canada’s largest wireless provider. Through Cable, we are one of Canada’s leading providers of cable television services as well as high-speed Internet access and telephony services. Through Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit www.rogers.com.

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For further information:

Media: Terrie Tweddle VP, Communications & Public Affairs 416-935-4727 Terrie.tweddle@rci.rogers.com	Investors: Bruce Mann VP, Investor Relations 416-935-3532 bruce.mann@rci.rogers.com

Patricia Trott Director, Public Affairs 416-935-7359 Patricia.trott@rci.rogers.com	Dan Coombes Director, Investor Relations 416-935-3550 dan.coombes@rci.rogers.com